UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53548
CUSIP NUMBER 12989A 107

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended September 30, 2013.

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Calibrus, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1225 West Washington Street, Suite 213

Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85281

City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 by the prescribed due date because the Registrant's management is still completing the review of the filing.  The Registrant anticipates that review procedures will be completed in the next few days and that the report will be filed on before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

Kevin Asher
Calibrus, Inc.
1225 West Washington Street, Suite 213
Tempe, Arizona 85281
(602) 778-7516

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CALIBRUS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2013	Calibrus, Inc.

		By:	/s/Kevin Asher
Kevin Asher, CFO